Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 333-00000) and related Prospectus of ContraFect Corporation for the registration of shares of its common stock, preferred stock, debt securities and guarantees of debt securities, warrants, rights and units and to the incorporation by reference therein of our report dated March 26, 2015, with respect to the financial statements of ContraFect Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Metro Park, New Jersey

September 4, 2015